UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[x]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____to_____.

Commission file number 000-50961

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Metro Bank Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Metro Bancorp, Inc.
3801 Paxton Street
Harrisburg, PA 17111

Metro Bank Retirement Savings Plan

Financial Report

December 31, 2010

Metro Bank Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Trustees and Plan Administrator
Metro Bank Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Metro
Bank Retirement Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December
31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

Harrisburg, Pennsylvania
June 29, 2011

Metro Bank Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	December 31,
	2010	2009
Assets
Investments, at fair value:
Money market funds	$565,296	$555,622
Mutual funds	7,964,569	6,344,438
Metro Bancorp, Inc. common stock	167,033	199,724
Total investments, at fair value	8,696,898	7,099,784
Employer's contributions receivable	350,119	403,272
Net assets available for benefits	$9,047,017	$7,503,056
See notes to financial statements.

Metro Bank Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009
Investment income
Net appreciation in fair value of investments	$894,507	$1,335,282
Interest and dividends	107,608	94,905
Total investment income	1,002,115	1,430,187
Contributions
Participants	1,122,745	1,113,633
Rollovers	82,853	3,252
Employer	350,119	403,272
Total contributions	1,555,717	1,520,157
Benefits paid to participants	(1,013,871)	(491,993)
Net increase	1,543,961	2,458,351
Net assets available for benefits - beginning of year	7,503,056	5,044,705
Net assets available for benefits - end of year	$9,047,017	$7,503,056
See notes to financial statements.

Metro Bank Retirement Savings Plan

Notes to Financial Statements
December 31, 2010 and 2009
Note 1 - Description of the Plan

The following brief description of the Metro Bank Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan was established February 15, 1993. The Plan is a contributory defined contribution plan. Under the Plan, all employees who have attained 21 years of age and have completed six months of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Subsequent to the Plan sponsor changing its name from Commerce Bank/Harrisburg to Metro Bank on July 21, 2009, the name of the Plan was changed to Metro Bank Retirement Savings Plan. As previously reported, the parent company of the Plan sponsor changed its name from Pennsylvania Commerce Bancorp, Inc. to Metro Bancorp, Inc. Collectively, the parent company and the Plan sponsor are referred to as the Company. There was no impact to the Plan or its sponsor due to this name change.

Participation

An employee becomes a participant in the Plan on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year coinciding with or next following the date eligibility requirements are met.

Service Rules

Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.

Contributions

There are three recurring types of contributions that can be added to a participant's account: an employee salary deferral contribution, an employer matching contribution, and an employer profit sharing contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may contribute up to 15% of their annual pretax compensation by way of a salary deferral contribution. The employer contributes an amount equal to 50% of the participant's salary deferral contributions, up to a maximum of 6% of the participant's compensation. Annually the Board of Directors approves the employer contribution match. Each year, the employer, at the sole discretion of its Board of Directors, determines the amount, if any, of the employer profit sharing contribution to be made from current or accumulated net earnings. There were no profit sharing contributions approved by the Board of Directors or made to the Plan during the years ended December 31, 2010 and 2009. The participants may direct the balances in their accounts into various investment options. The election period to purchase or sell Metro Bank stock is established by the Plan Administrator and shall occur once every quarter.

Employees must meet certain eligibility requirements to receive an allocation of the employer matching and profit sharing contributions. Contributions are subject to certain limitations.

Metro Bank Retirement Savings Plan

Participants' Accounts

Each participant's account is credited with direct contributions and allocations of Plan earnings (including unrealized appreciation or depreciation of Plan assets) and forfeitures of the non-vested portion of terminated participants' employer profit sharing contributions. Allocations of Plan earnings and forfeitures are based on participants' account balances during the valuation period. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account balance.

Vesting

A participant is 100% vested at all times in the participant's salary deferral account and rollover account regardless of the number of years of service. If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested
0-1	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

If the Company maintains the plan of a predecessor employer, service with the predecessor employer shall be treated as service for the Company. If the Company does not maintain the plan of a predecessor employer, then service as an employee of a predecessor employer shall not be considered as service under the Plan, except for effective January 1, 2009 through November 30, 2009, service as an employee of Republic First Bank was considered as service under the Plan for the purposes of determining eligibility years of service and vesting years of service. During the above mentioned time period a group of employees of Republic First Bank transferred as employees of Metro Bank in anticipation of the merger of Metro Bancorp, Inc. and Republic First Bancorp, Inc. as disclosed on November 10, 2008. The merger agreement was terminated on March 15, 2010, however the group of employees remained employees of the Company. This group of employees was eligible to participate in the Plan as of January 1, 2010, regardless of their years of eligibility service.

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested balance derived from employee and employer contributions does not exceed $1,000. However, terminated participants may elect to receive their salary deferral accounts following termination. If the funds exceed $1,000 and the employee does not elect distribution, the interest of the participant remains in the Plan until an election is made or the balance is required to be distributed under regulation of the Internal Revenue Service Code.

Administrative Costs

Administrative costs of the Plan are absorbed by the Company. If the Company contracts to have the Plan pay any of these fees, the cost will be allocated to participants' accounts on a pro rata basis.

Metro Bank Retirement Savings Plan

Forfeitures

Forfeitures of employer matching non-vested accounts are used to reduce the employer's matching 401(k) contribution. During the years ended December 31, 2010 and 2009, forfeitures applied against employer contributions amounted to $55,000 and $30,000, respectively. Forfeited profit sharing non-vested accounts, if any, are allocated to all eligible participants in accordance with the Plan document.
Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments and Recognition of Interest and Dividends

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for a discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded and allocated on a daily valuation basis. Dividends are recorded on the ex-dividend date.

Risks

Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances, in the statements of net assets available for benefits, and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include the determination of the fair value of Plan assets. Accordingly, actual results could differ from those estimates.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Subsequent Events

Events occurring subsequent to the date of the statement of net assets available for benefits have been

Metro Bank Retirement Savings Plan

evaluated for potential recognition or disclosure in the Plan's financial statements through June 29, 2011, the date of issuance of our financial statements.

Adoption of New Accounting Standard

In January 2010, the Financial Accounting Standards Board (FASB) issued additional guidance to improve the disclosures for fair value measurements. The guidance requires new disclosures that report separately the amounts of significant transfers into and out of Level 1 and Level 2 fair value measurements and that describe the reasons for the transfers. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances and settlements. The guidance also provides clarity to existing disclosures regarding the level of disaggregation and input and valuation techniques. This update, with the exception of the Level 3 requirements, was effective for interim and annual reporting periods beginning after December 15, 2009. The Level 3 requirements had a delayed effective date for interim and annual reporting periods beginning after December 15, 2010. The adoption of this guidance has not had a material impact on the Plan's financial statements but expanded disclosures about certain fair value measurements.

Note 3 - Investments

The Plan's investments are held in certain money market funds and mutual funds under the administration of the Fidelity Investment Advisory Group and in Metro Bancorp, Inc. common stock. The following table presents the fair value of the investments as determined by quoted market prices as of December 31:

	2010		2009
Money market funds:
Fidelity Spartan Money Market Fund	$549,499	*	$546,508	*
Fidelity Cash Reserves Fund	9		16
Fidelity Prime Fund Daily Money Class	15,788		9,098
	565,296		555,622
Mutual funds:
Fidelity U.S. Bond Index Fund	858,318	*	760,468	*
Fidelity Convertible Securities Fund	822,545	*	633,554	*
Fidelity Spartan U.S. Equity Index Fund	1,052,504	*	791,412	*
Fidelity Mid-Cap Stock Fund	1,330,450	*	917,307	*
Sound Shore Fund	744,601	*	670,163	*
White Oak Select Growth Fund	325,035		264,850
Oakmark Fund	461,803	*	372,968
Fidelity Spartan Extended Market Index	394,157		295,146
Fidelity Contrafund	1,099,178	*	832,722	*
Artisan International Fund	875,978	*	805,848	*
	7,964,569		6,344,438
Common Stock:
Metro Bancorp, Inc., common stock	167,033		199,724
	$8,696,898		$7,099,784
* Represents 5% or more of the net assets available for benefits.

Metro Bank Retirement Savings Plan

The net appreciation (depreciation) in fair value of investments (including realized gains and losses on investments bought, sold, and held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2010	2009
Investments at fair value as determined by quoted market prices:
Mutual funds	$918,188	$1,561,472
Metro Bancorp, Inc., common stock	(23,681)	(226,190)
	$894,507	$1,335,282

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5 - Income Tax Status

The Plan obtained its latest determination letter on December 2, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 6 - Related Party Transactions

Certain Plan investments are shares of common stock that are issued by Metro Bancorp, Inc. of which its wholly-owned subsidiary Metro Bank is the Plan sponsor. Therefore, related transactions qualify as related party transactions. Purchases made by the Plan for the investment in the Company's common stock amounted to $11,654 (932 shares) and $19,002 (984 shares) for the years ended December 31, 2010 and 2009, respectively. Sales made by the Plan of an investment in the Company's common stock amounted to $20,665 (1,650 shares) and $9,223 (704 shares) for the years ended December 31, 2010 and 2009, respectively.

Note 7 - Parties-in-Interest Transactions

Certain Plan investments are shares of money market and mutual funds that are managed by the custodian. Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services and the related payment of fees.

Note 8 - Fair Value Disclosure

The Plan uses the following three-tier fair value input hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the priority to unadjusted quoted prices in active markets for identical assets

Metro Bank Retirement Savings Plan

(level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

All of the Plan's investments are stated at fair value by reference to quoted market prices on the last business day of the reporting period.

The following tables set forth the Plan's financial assets and liabilities that were measured at fair value on a recurring basis at December 31, 2010 and 2009 by level within the fair value hierarchy. As required, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total financial assets measured at fair value at December 31, 2010
Mutual funds:
Index funds	$2,304,979	$—	$—	$2,304,979
Growth funds	4,837,045	—	—	4,837,045
Other funds	822,545	—	—	822,545
Total mutual funds	7,964,569	—	—	7,964,569
Total common stock-financial	167,033	—	—	167,033
Total money market funds	565,296	—	—	565,296
Total investments	$8,696,898	$—	$—	$8,696,898

	Investments at fair value as determined by quoted prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total financial assets measured at fair value at December 31, 2009
Mutual funds:
Index funds	$1,847,026	$—	$—	$1,847,026
Growth funds	3,863,858	—	—	3,863,858
Other funds	633,554	—	—	633,554
Total mutual funds	6,344,438	—	—	6,344,438
Total common stock-financial	199,724	—	—	199,724
Total money market funds	555,622	—	—	555,622
Total investments	$7,099,784	$—	$—	$7,099,784

Metro Bank Retirement Savings Plan

Note 9 - Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits, benefits paid to participants and participant contributions according to the financial statements consists of the following as of and for the years ended December 31:

	2010	2009
Net assets available for benefits per the financial statements	$9,047,017	$7,503,056
Amounts allocated to withdrawing participants	—	(9,098)
Net assets available for benefits per the Form 5500	$9,047,017	$7,493,958
Benefits paid to participants per the financial statements	$1,013,871	$491,993
Amounts allocated to withdrawing participants-current year	(9,098)	9,098
Benefits paid to participants per the Form 5500	$1,004,773	$501,091
Participant contributions per the financial statements	$1,122,745	$1,113,633
Return of excess contributions	16,860	—
Participant contributions per the Form 5500	$1,139,605	$1,113,633

Note 10 - Prohibited Transactions
During 2009, the Company inadvertently failed to deposit certain participant deferrals totaling $8,456 within the required time frame as stated by the Department of Labor (DOL). The DOL considers late deposits to be prohibited transactions. The Company filed Forms 5330 and paid the applicable excise taxes and lost earnings relating to such late deposits in 2009 and 2010. The excise tax payments and lost earnings were made from the Company's assets and not from assets of the Plan.

Note 11 - Return of Excess Contributions

The Plan distributed a total of $16,860 during 2010 to affected participants in order to correct excess contributions. The excess contributions were $12,780 and the related earnings were $4,080.

Note 12 - Subsequent Event

Effective January 1, 2011 the Plan was amended to provide for a safe harbor matching contribution that is fully vested. The employer matching contribution provision is amended to change the allocation date from an annual match to being matched each payroll period. The amendment provides for the actual deferral percentage testing requirements to be satisfied through the use of a safe harbor employer matching contribution and the adoption of the current year testing method. The plan was amended to provide that the actual contribution percentage testing requirements will be satisfied through the use of the safe harbor requirements related to employer matching contributions. It was also amended to adopt the safe harbor allocation formula and other requirements for employer matching contributions.

Metro Bank Retirement Savings Plan

Metro Bank Retirement Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2010
Form 5500 - Schedule H - Part IV - Line 4i
EIN: 23-2324730
PN: 001

(a)	Identity of Issue (b)	Description of Investment (c)	*** Cost (d)	Current Value (e)
**	Fidelity Prime Fund Daily Money Class	Money Market Fund	N/A	$15,788
**	Fidelity Spartan Money Market Fund	Money Market Fund	N/A	549,499
**	Fidelity Cash Reserves Fund	Money Market Fund	N/A	9
**	Fidelity U.S. Bond Index Fund	Mutual Fund	N/A	858,318
**	Fidelity Convertible Securities Fund	Mutual Fund	N/A	822,545
**	Fidelity Spartan U.S. Equity Index Fund	Mutual Fund	N/A	1,052,504
**	Fidelity Mid-Cap Stock Fund	Mutual Fund	N/A	1,330,450
	Sound Shore Fund	Mutual Fund	N/A	744,601
	White Oak Select Growth Fund	Mutual Fund	N/A	325,035
	Oakmark Fund	Mutual Fund	N/A	461,803
**	Fidelity Spartan Extended Market Index	Mutual Fund	N/A	394,157
**	Fidelity Contrafund	Mutual Fund	N/A	1,099,178
	Artisan International Fund	Mutual Fund	N/A	875,978
*	Metro Bancorp, Inc.	Common Stock	N/A	167,033
				$8,696,898

* Related Party.
** Party-in-interest.
*** Historical cost has not been presented as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Metro Bank Retirement Savings Plan
Dated: June 29, 2011

/s/ Gary L. Nalbandian
By: Gary L. Nalbandian, Trustee

/s/ Mark A. Zody
By: Mark A. Zody, Trustee